Exhibit (a) (5) (i)

Wilder Richman Resources Corporation
340 Pemberwick Road
Greenwich, CT 06831
(203) 869-0900

                        August 31, 2006

Dear Unit Holder of Secured Income L.P.:

A tender offer has also been announced for Units of the Partnership by MPF DeWaay Premier Fund 2, LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MPF-NY 2006, LLC; Steve Gold; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 16, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF Dewaay Fund 5, LLC; Real Estate Securities Fund 1983, LP; and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”), at a purchase price of $7 per Unit.

We, Wilder Richman Resources Corporation, recommend against tendering your Units, unless you have an urgent need for liquidity in your investment at this time. Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

We continue to believe that Unit holders may realize greater value through a sale of the Fieldpointe Property and a liquidation of the Partnership. The sale of the Fieldpointe Property is currently being negotiated, and could lead to higher returns to Unit holders than the price offered by the Purchasers. If a sale of the Fieldpointe Property can be completed at the highest current price offered of $25,500,000, we estimate a liquidation value in the range of approximately $13.60 per Unit. Although there can be no assurance, the Partnership is hopeful that a sale of the Fieldpointe Property could be completed before the end of the calendar year. The Partnership intends to make a cash distribution to Unit holders of their share of net sales proceeds and other assets of the Partnership as promptly as practicable following the completion of the sale. If the sale of the Fieldpointe Property is completed, the Partnership would begin the process of liquidating the Partnership promptly following the distribution of the Partnership’s assets. Unit holders should be aware that, while the Partnership understands that the Carrollton X Associates Limited Partnership intends to use its best efforts to complete the sale of the Fieldpointe Property, there are factors influencing the sale that are not in the control of the Carrollton X Associates Limited Partnership or the Partnership, and therefore the Partnership cannot predict whether or when the sale of the Fieldpointe Property will be completed.

Because of the potential for achieving significantly greater value if the Fieldpointe Property is sold, we continue to believe that you should not dispose of your Units at the price offered by the Purchasers, while a sale of the Fieldpointe Property is being pursued, unless you have an urgent need for liquidity in your investment at this time. However, we cannot guarantee that the Fieldpointe Property can be sold at prices that would result in Unit prices higher than the price offered by the Purchasers, or when a sale of the Fieldpointe Property might occur, if at all.

Our affiliates currently hold 250,035 Units, or approximately 25.4% of the total outstanding Units. These persons do not intend to tender their Units, because in their opinion, the price offered by the Purchasers is less than the value of the Units.

If you have already tendered your Units in the offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9. We have enclosed a Notice of Withdrawal for use in revoking your tender.

Very truly yours,

Wilder Richman Resources Corporation